

July 19, 2017

Gregory W. Schafer
Chief Operating Officer and Principal Financial Officer
Aduro Biotech, Inc.
740 Heinz Avenue
Berkeley, California 94710

     Re: Aduro Biotech, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2016
         Filed March 1, 2017
         File No. 001-37345

Dear Mr. Schafer:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Form 10-K filed March 1, 2017

Exhibits

1.   Your officer certifications provided in Exhibits 31.1 and 31.2 do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend your filings to include the correct certifications. You may file abbreviated amendments that include a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2017.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Gregory W. Schafer
Aduro Biotech, Inc.
July 19, 2017
Page 2

        You may contact Ibolya Ignat, Senior Staff Accountant, at (202) 551-3636 or Angela
Connell, Accounting Branch Chief, at (202) 551-3426 with any questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance